Exhibit 17.2

NOTICE OF RESIGNATION

EFFECTIVE September 24, 2014, I, Gertrude Shea, hereby resign my positions as Secretary and Director of Port of Call Online, Inc. (the “Company”), a Nevada Corporation.   My resignation is not a result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

DATED this 23rd day of September 2014 at Tampa, Florida.

/s/ Gertrude Shea
Gertrude Shea